
SEC MAIL PROCESSING
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FEB 2 8 2007
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213
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SEC  ISSION

07003855

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36086

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8585 E. HARTFORD DR., SUITE 118
(No. and Street)

SCOTTSDALE	ARIZONA	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MERRILL J. SAURIOL (480) 505-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8950 E. RAINTREE DR., SUITE 200	SCOTTSDALE	ARIZONA	85260
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MERRILL J. SAURIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMA FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
TINA D. DUBOVICK
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
My Comm. Expires December 28, 2009

Signature

CHAIRMAN
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ArMA FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2006

TABLE OF CONTENTS

Independent Auditors' Report

To the Board of Directors of ArMA Financial Services, Inc.:

We have audited the accompanying statement of financial condition of ArMA Financial Services, Inc. (an Arizona corporation) as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the six months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of December 31, 2006 and the results of its operations and cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis, and is not a required part of the financial statements. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

MOSS ADAMS LLP
Scottsdale, Arizona
February 21, 2007

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	$	375,815
Management fees receivable		174,068
Commissions due from clearing organization		12,420
Prepaid income taxes		5,911
Guarantee deposit		25,000
Total current assets		593,213
INTANGIBLE ASSETS:		
Goodwill		149,034
Royalty		72,640
Trademark license		60,265
Total intangible assets		281,939
OTHER ASSETS		9,237
TOTAL ASSETS	$	884,389
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable, current portion	$	34,516
Income tax payable		-
Deferred tax liability		72,926
Total current liabilities		107,442
NOTES PAYABLE, net of current portion		148,453
Total liabilities		255,895
STOCKHOLDERS' EQUITY		
Common stock - no par value; 2,000 shares authorized 2,000 shares issued and outstanding		20,000
Additional paid in capital		91,137
Retained earnings		517,358
Total stockholders' equity		628,495
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	884,390

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

	AMOUNT	% OF REVENUE
REVENUE:		
Commissions	$ 770,188	58%
Management fees	549,295	41%
Other	13,691	1%
Total revenue	1,333,174	100%
EXPENSES:		
Amortization	14,760	1%
Clearing costs	83,095	6%
Commissions	-	0%
Interest	8,847	1%
Management fees paid to affiliate	1,201,000	90%
Other	13,325	1%
Quotations and research	16,479	1%
Total expenses	1,337,507	100%
EARNINGS (LOSS) BEFORE PROVISION FOR INCOME TAXES	(4,333)	0%
PROVISION (BENEFIT) FOR INCOME TAXES	588	0%
NET EARNINGS (LOSS)	$ (4,921)	0%

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE AT JUNE 30, 2006	2,000	$ 20,000	$ 91,137	$ 522,278	$ 633,415
NET EARNINGS (LOSS)	-	-	-	(4,920)	(4,920)
BALANCE AT DECEMBER 31, 2006	2,000	$ 20,000	$ 91,137	$ 517,358	$ 628,495

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

BALANCE AT JUNE 30, 2006	$	-
ACTIVITY		-
BALANCE AT DECEMBER 31, 2006	$	-

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 1,345,016
Cash received for interest and dividend income	13,447
Cash paid for management fees and other expenses	(1,313,899)
Interest paid	(8,847)
Other income	67
Net cash provided (used) by operating activities	35,784
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on notes payable	(16,153)
Net cash used for financing activities	(16,153)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,631
CASH AND CASH EQUIVALENTS, beginning of year	356,184
CASH AND CASH EQUIVALENTS, end of year	$ 375,815
RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net earnings (loss)	$ (4,920)
Adjustments to reconcile net earnings to net cash used by operating activities:	
Amortization of intangible assets	14,760
Deferred income taxes	538
Other	(267)
(Increase) decrease in:	
Management fees receivable	22,466
Commissions due from clearing organization	3,090
Prepaid income taxes	117
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 35,784

The accompanying notes are an integral part of these financial statements.

ArMA FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

1. ORGANIZATION

ArMA Financial Services, Inc. ("the Company") was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning. The Company and its affiliate were wholly owned subsidiaries of the Arizona Medical Association, Inc. (ArMA, Inc.") until June 30, 2001. ArMA Membership Benefits, Inc. ("the Affiliate") provides the company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, the common stock of both the Company and its affiliate was sold to two officers of the Company by ArMA, Inc. for $75,000 plus an additional $925,000 to be paid by the Company and the affiliate over the next ten years for continued use of the Company's and affiliate's name. It also specified that ArMA, Inc. would be paid approximately $300,000 for certain net assets of the Company and its affiliate existing at the purchase date. Notes payable associated with these obligations have been recorded net of an imputed discount of 9% and allocated equally between the Company and its affiliate. The purchase price has been allocated equally between the Company and its affiliate as to the tangible assets, goodwill and other intangible assets.

Effective July 1, 2006, the Company changed its fiscal year end to December 31 from June 30. Consequently, these financial statements reflect activity for the six month period of July 1, 2006 to December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. Bank balances did not exceed the $100,000 Federal Deposit Insurance Corporation's insurance limit at December 31, 2006. Cash balances maintained at an investment company are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, and are also additionally protected by supplemental coverage carried by the investment company. Investment account balances did not exceed insured limits at December 31, 2006.

Commissions: Securities transactions and related commission income and expenses are recorded on a settlement date basis. Payment of commissions to the

Company is subject to commission income received by the clearing broker. Commission expenses are included in management fees paid to the Affiliate.

Management fees: The Company provides an option whereby customers can pay a fixed management fee ranging from three quarters of one percent to two percent of their assets under management per annum paid quarterly with no commission depending on the type and size of the portfolio. Management believes that all management fees and commissions receivable from the clearing organization at December 31, 2006 are collectible.

Guarantee deposit: Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

Goodwill and intangible assets: As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2001, the Company acquired intangible assets of $295,265. Of that amount, $161,410 was assigned to an asset associated with royalties, which is being amortized on the straight-line method over the estimated useful life of ten years. The remaining balance of acquired intangible assets has been assigned to trademark license fees, which is being amortized on the straight-line basis over the estimated useful life of ten years. Acquired goodwill of $149,034 is not subject to amortization in accordance with Statement of Financial Account Standards No. 142, "Goodwill and Intangible Assets." Management believes that there has been no impairment of the valuation of the Company's goodwill or intangible assets as of December 31, 2006. Management also believes that the current estimate of the useful lives of intangible assets is still reasonable and valid.

Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recognition of management fee and commissions income for tax purposes on a cash basis compared to accrual for financial statement purposes. The deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Financial instruments: Financial instruments consist primarily of management fee and commission receivables and notes payable. The carrying amount of management fee and commission receivables approximates fair value due to the short-term maturities of those instruments. The carrying amount of notes payable approximates fair value as the notes are non-interest bearing and thus have been discounted using market rates of interest.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INTANGIBLE ASSETS:

Following is a summary of intangible assets subject to amortization:

Intangible assets subject to amortization:	
Royalty	$ 161,410
Trademark license	133,855
	295,265
Less: accumulated amortization	(162,360)
Net intangible assets subject to amortization	132,905
Goodwill	149,034
Total intangible assets	$ 281,939

Amortization expense was $ 14,760 for the six months ended December 31, 2006.

Future annual amortization expense will be as follows:

Year Ended December 31,	
2007	29,520
2008	29,520
2009	29,520
2010	29,520
Thereafter	14,825
Total	$ 132,905

4. NOTES PAYABLE

Notes payable consist of the following at December 31, 2006:

Note payable to ArMA, Inc,; original amount of $161,410; payable in quarterly installments of $2,500 to $6,250, including imputed interest at 9.0%, through June 2011; unsecured.	$ 114,073
Note payable to ArMA, Inc.; original amount of $133,855; payable in quarterly installments of $2,500 to 6,250, including imputed interest at 9.0%, through June 2011; unsecured.	68,896
	182,969
Less: current portion	(34,516)
Long-term portion	$ 148,453

Future maturities of long-term debt are as follows:

Year ending December 31,	
2007	$ 34,516
2008	37,764
2009	41,316
2010	45,203
2011	24,170
Thereafter	-
Total	$ 182,969

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 ("the Act") uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2006, the Company had net capital of $222,814 which was $210,616 in excess of its required net capital. At December 31, 2006, the Company's aggregate indebtedness to net capital ratio was .82 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (K)(2)(B) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses that might be incurred on these accounts.

The Company is the lessee on a lease of its office space which expires in December 2009. The lease calls for monthly rental payments of $7,755. The Company effectively pays rent to its affiliate as a component of the management fee discussed in Footnote 7.

7. RELATED PARTY TRANSACTIONS

The Company has an arrangement with its affiliate, ArMA Membership Benefits, Inc., whereby the Company pays the affiliate a discretionary management fee for use of all personnel and management of administrative matters. Management fees paid to ArMA Membership Benefits, Inc., totaled $1,201,000 for the six months ended December 31, 2006.

8. INCOME TAXES

Deferred income taxes in the accompanying balance sheet include the following:

	Federal	State	Total
Deferred current income tax asset	$ 6,770	$ 1,354	$ 8,124
Deferred current income tax liability	(67,541)	(13,509)	(81,050)
Net short-term deferred tax liability	$ (60,771)	$ (12,155)	$ (72,926)

The deferred tax liability results primarily from differences between the use of the accrual method for financial statement purposes and the cash basis for the tax purposes when accounting for management fees and commission income. At December 31, 2006, the deferred tax liability related to management fees receivable and commissions due from clearing organization totaled $73,109 and $5,216, respectively. The deferred tax asset of $8,124 reflects the income tax benefit of the operating loss carryforward that expires during the year 2023.

The components of the provision for income taxes are as follows:

Current taxes	$	50
Deferred tax expense		538
	$	588

* * * * * * *

SUPPLEMENTARY INFORMATION

ArMA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2006

	(1)	(2)
Total assets	$ 892,514	$ 892,514
Less: total liabilities (3)	(190,911)	(190,911)
Net worth	701,603	701,603
Add: subordinated loans	-	-
Adjusted net worth	701,603	701,603
Less: non-allowable assets	(470,043)	(470,043)
Current capital	231,560	231,560
Less: haircuts	(8,746)	(8,746)
Net capital	222,814	222,814
Less: required capital	(12,198)	(12,198)
Excess capital	$ 210,616	$ 210,616
Aggregate indebtedness	$ 182,970	$ 182,970
Aggregate indebtedness to net capital	.82 to 1	.82 to 1

(1) Computation per the accompanying audited financial statements.
(2) Computation as filed in the unaudited December 31, 2006, Form X-17A-5, Part IIA.
(3) Net of deferred taxes related to non-allowable assets.

ArMA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2006

The Company operated pursuant to the (K)(2)(B) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of ArMA Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of ArMA Financial Services, Inc. (the Company) as of and for the six months ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

MOSS ADAMS LLP
Scottsdale, Arizona
February 21, 2007

END